SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         ____________________________
                                  SCHEDULE TO
                                (Rule 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                         ____________________________
                                RIBAPHARM INC.
                      (Name of Subject Company (Issuer))
                         ____________________________
                           ICN PHARMACEUTICALS, INC.
                       (Name of Filing Person (Offeror))
                         ____________________________
                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)
                         ____________________________
                                   762537108
                     (CUSIP Number of Class of Securities)
                         ____________________________
                             Gregory Keever, Esq.
                          Executive Vice President and
                        Special Counsel to the Chairman
                           ICN Pharmaceuticals, Inc.
                              3300 Hyland Avenue
                         Costa Mesa, California 92626
                                (714) 545-0100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Persons)
                         ____________________________
                                with a copy to:
                            Stephen F. Arcano, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           CALCULATION OF FILING FEE
==============================================================================
  Transaction Valuation                  Amount of Filing Fee
-------------------------------- ---------------------------------------------
           N/A                                   N/A
================================ =============================================
/_/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  N/A                  Filing Party:  N/A
         Form or Registration No.: N/A                 Date Filed:    N/A
/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.
/_/ issuer tender offer subject to Rule 13e-4.
/X/ going-private transaction subject to Rule 13e-3.
/_/ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

         This Tender Offer Statement on Schedule TO is being filed by ICN Pharmaceuticals, Inc., a Delaware corporation ("ICN"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by ICN.

                                 EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------
(a)(1)             Text of Press Release by ICN issued on June 2, 2003.

                                                                Exhibit (a)(1)

                 ICN PHARMACEUTICALS TO TENDER FOR OUTSTANDING
                              SHARES OF RIBAPHARM

                  Costa Mesa, CA, June 2, 2003--ICN Pharmaceuticals, Inc. (NYSE: ICN), today announced that it intends to make a tender offer for all of the outstanding shares of its subsidiary, Ribapharm Inc. (NYSE: RNA) that it does not already own. ICN currently owns approximately 80.1% of the outstanding common stock of Ribapharm and intends to offer to acquire the balance of Ribapharm common stock at a price of $5.60 per share in cash, representing a 20.2 percent premium over the one month average closing price of $4.66. The aggregate consideration payable under the offer for all of the outstanding Ribapharm shares would be approximately $168 million.

                  "We have conducted a comprehensive assessment of the best course of action with respect to our investment in Ribapharm, including an analysis of Ribapharm's value and the uncertainties and challenges that we believe are likely to remain with Ribapharm for sometime," said ICN Chairman and Chief Executive Officer Robert W. O'Leary. "We have concluded that now is an appropriate time to re-integrate Ribapharm, and we believe that this offer will provide stability to Ribapharm and its critical scientists, eliminate distractions, and better enable us to focus our efforts on augmenting our growing specialty pharmaceutical business."

                  ICN expects to file offering materials with the Securities and Exchange Commission and commence the tender offer within seven to ten days. At that time, offering materials will be mailed to Ribapharm stockholders. The commencement and completion of the tender offer does not require approval of the Ribapharm board of directors. Under applicable law, however, Ribapharm is required to file with the SEC a statement as to its position on the offer as well as other information within 10 business days of the date on which the offer is commenced.

                  The tender offer will be conditioned upon, among other things, the tender of a majority of Ribapharm shares not held by ICN or its affiliates, and ICN's ownership of at least 90% of the Ribapharm common stock on a fully diluted basis. The tender offer will not be conditioned on ICN obtaining any financing.

                  Following successful completion of the tender offer, ICN intends to effect a "short-form" merger, in which any shares not acquired by ICN in the tender offer would be acquired at the same $5.60 per share cash price paid in the tender offer.

                  Ribapharm stockholders and other interested parties are urged to read ICN's tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Ribapharm stockholders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or from ICN at 3300 Hyland Avenue, Costa Mesa, CA 92626, Attn: Investor Relations.

                  ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology, infectious diseases and cancer.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements that involve risks and uncertainties, including, but not limited to, projections of future sales, royalty income, operating income, returns on invested assets, regulatory approval processes, competition from generic products, marketplace acceptance of the company's products, success of the company's strategic repositioning initiatives and the ability of management to execute them, cost-cutting measures, and other risks detailed from time to time in ICN's SEC filings. These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the completion of the tender offer and the consummation of the merger, ICN's ability to successfully re-integrate Ribapharm into its operations, retain key employees, reduce costs, general economic factors and business and capital market conditions, general industry trends and changes in tax law requirements and government regulation. ICN wishes to caution the reader that these factors, as well as other factors described in ICN's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.